Mail Stop 03-06



May 12, 2005

Andrew Makrides
President, Chief Executive Officer
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747


Re:	Bovie Medical Corporation
	Amendment No. 2 to Registration Statement on Form S-3
	Filed April 28, 2005
	And Documents Incorporated by Reference
	File No. 333-120741

Dear Mr. Makrides:

      We have reviewed your revised filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-3

Risk Factors - Page 3

We distribute a significant amount of our products - Page 4

1. Since the region remains sufficiently significant to you as to be named in your risk factors, we reissue the second sentence of comment
5.

If we are unable to protect our proprietary... - Page 7

2. We note your response to our prior comment number 7. Since your risk factor still describes risks associated with your ability to protect your proprietary and intellectual property rights, please either clarify, if true, that none of your individual patents are material or indicate in your disclosure under "Patents and Trademarks" on page 6 of your annual report on Form 10-K for the fiscal year ended December 31, 2004 the duration of any material patents that you hold. Please also revise the disclosure under "Patents and Trademarks" to clarify your disclosure that your patents are "specific, as opposed to general in nature."

3. Please revise your risk factors to clarify to your investors the risks associated with not having general patent protection for the products from which you derive a material amount of revenue.

Due to the nature of our products and their use by professionals,...
- Page 10

4. Supplementally tell us why you have deleted the disclosure regarding the outstanding litigation in Michigan.

Selling Stockholders - Page 16

5. We see the statements you have made in footnote 4 in response to comment 11 from our letter dated March 4, 2005, however, it appears that you have not made the required statements with respect to John
Borer, the principal of R+R Opportunity Fund, LLP, whom you identified in your letter dated February 14, 2005 as an affiliate of a broker-dealer. Please note that if you are unable to make these statements in your prospectus with respect to all affiliates of broker-dealers, you must amend your registration statement before effectiveness to be on a Form for which you are eligible to make a primary offering, and the prospectus must state that each applicable seller is an underwriter.

Where you can find more information - Page 20

6. We note that you have incorporated by reference current reports on
Form 8-K that were filed prior to the end of the fiscal year covered by your annual report on Form 10-K for the fiscal year ended December
31, 2004. Please revise so that the list of the documents you incorporate by reference is in accordance with Item 12(a)(2) of Form
S-3.

Exhibits

7. Please note that you must resolve all of the outstanding
comments
that were issued to you by letter dated March 2, 2005 regarding your
application for confidential treatment for portions of Exhibit
99.1
before you request acceleration of your registration statement.

Annual Report on Form 10-KSB for the year ended December 31, 2004

Item 1 - Description of Business - Page 1

New Products - Page 2

8. We note that your response to our prior comment number 17 addresses your agreement with Jump Agentur. Our prior comment number
17, however, inquired about your agreement with Emergency Medical Innovations LLC. Please provide a response to our prior comment number 17 that addresses the inquiries made in that comment with respect to Emergency Medical Innovations LLC.

Item 6 - Management`s Discussion and Analysis - Page 7

Results of Operations - Page 9

9. We reissue our prior comment 19. Please expand your discussion to indicate the reasons for the material variations in the sales of your product categories over the periods presented. As one example, please describe the reasons for the significant increase in sales of your electrosurgical products to Arthrex and clarify in your MD&A discussion when you are referring to Arthrex and when you are referring to OEMs in general.

Item 8A - Disclosure Controls and Procedures - Page 16

10. We note your statement that your disclosure controls and procedures are effective "to bring to the attention of the Company`s management the relevant information necessary to permit an assessment of the need to disclose material developments and risks pertaining to the Company`s business in its periodic filings with the Securities and Exchange Commission." If you wish include such language explaining the scope of the conclusion, please ensure that it is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise your filing accordingly.

Item 11 - Security Ownership of Certain Beneficial Owners and
Related
Transactions - Page 21

11. We note your response to our prior comment number 23, however, it appears that you have not made the calculation of beneficial ownership as directed in Instruction 3 to Item 403 of Regulation S-B.
As requested by our prior comment number 23, please revise the table or demonstrate supplementally that the corrected calculations would not result in any material changes.

Financial Statements

Consolidated Statement of Operations - Page F-4

12. We note on page F-8 that you received insurance proceeds for hurricane damage of $297,000 in 2004 and have classified this transaction as extraordinary income on the statement of operations.
However, we note that paragraph 5 of APB 30 states that "an extraordinary item is an event or transaction that should be both unusual in nature and infrequent in occurrence when considered in relation to the environment in which the entity operates." In that regard, we note that the facility damaged is located in St. Petersburg, Florida, where hurricanes are not unusual or infrequent.
Please revise to present the gain on insurance proceeds as operating income as required by paragraph 45 of SFAS 144 or tell us why you believe your classification as extraordinary income is appropriate.

13. In addition, on page 12 we note that the net costs allocated to the damaged building were $52,000. Please tell us and revise to disclose how you determined the cost allocated to the portion of the building damaged by the hurricane.

Note 2.  Description of Business - Page F-16

14. We note your response to prior comment 37 and continue to believe that the joint venture is a variable interest entity, as defined in
FIN 46(R). It appears as though the equity investment at risk is not sufficient to support the operations of the entity without additional subordinated financial support since you are funding all of their operations. Additionally, it does not appear that JUMP, a holder of the equity investment at risk, absorbs the expected losses of the entity. If you disagree, tell us why you believe that the joint venture is not a variable interest entity and in your response specifically address the factors in paragraph 5 (a-c) of FIN 46(R).

15. As a related matter, if you determine that the joint venture is a variable interest entity, please provide us with your analysis of whether Bovie is the primary beneficiary of the joint venture. We reference the joint venture agreement which states that "any additional capital required is the sole responsibility of Bovie." Please reconcile this with your response 37(d) which indicates that you have no guarantees or subordinated financial support. If you will not provide or guarantee the additional capital required by the joint venture clarify the expected source of this capital. In addition, your response seems to indicate that there is no difference between your current accounting and the accounting treatment if you were to consolidate the joint venture. However, your accounting policies indicate that this joint venture is accounted for under the equity method. Please revise to clarify. Refer to paragraphs 14 and 15 of FIN 46 (R) in your response.

Note 6. Intangible Assets- Page F-18

16. We reference your response to comment number 33. Please clarify the reference to goodwill in the response since we note no goodwill recorded in the financial statements. Please tell us details of how the tradename was valued and how the useful life was determined. Your response only refers to an independent appraisal done on goodwill. The footnote should also be revised in future filings to correct the goodwill reference.

Note 12.  Commitments and Contingencies - Page F-23

17. We note your response to prior comment 38. We may have further comments on prior comment 38 based on your response to comment 37, as discussed above.

Deferred Revenue

18. Supplementally and in future filings clarify how you determined the fair value of the undelivered element (i.e. replacement of hand pieces) of the revenue arrangement as required by EITF 00-21.

Exhibits

19. Please file the employment agreements mentioned on page 22.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565, or Brian Cascio, Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at
(202) 824-5697 with questions regarding our comments on any other part of your filing.

							Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Alfred V. Greco, Esq. (via fax)
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Andrew Makrides
Bovie Medical Corporation
May 12, 2005
Page 6